Exhibit 99.1
DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
The unaudited interim consolidated pro forma earnings and consolidated pro forma balance sheets have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the unaudited interim consolidated pro forma earnings and the consolidated pro forma balance sheets. The unaudited interim consolidated pro forma earnings and consolidated pro forma balance sheets should be read in conjunction with the discussion of the principal differences between Canadian GAAP and U.S GAAP as well as the other financial information provided in note 25 to Domtar’s financial statements for the years ended December 31, 2005, December 31, 2004 and December 31, 2003. These unaudited consolidated pro forma earnings and consolidated pro forma balance sheets follow the same accounting policies as the most recent annual consolidated financial statements.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(a) Net earnings adjustments
The following table provides a reconciliation of the pro forma loss from Canadian GAAP to U.S. GAAP:

	Nine months
	ended	Year ended	Year ended	Year ended
	September 30	December 31	December 31	December 31
	2006	2005	2004	2003
	(Unaudited)
	$	$	$	$
Pro forma loss from continuing operations in accordance with Canadian GAAP	(16)	(300)	(55)	(169)
Adjustments with respect to the following items:
Pension plans cost (1)	(8)	(13)	(1)	(4)
Other employee future benefit plans cost (2)	5	5	1	—
Revenue stream hedge (3)	(7)	—	4	42
Foreign currency hedging contracts (4)	—	—	(12)	39
Commodity hedging contracts (5)	1	—	(2)	(2)
Interest rate swap contracts (6)	(9)	(13)	(13)	(7)
Acquisition of E.B. Eddy (8)	(3)	(80)	(6)	(6)
Gains from discontinued operations (9)	—	—	—	(3)
Tax effect of the above adjustments	9	12	9	(18)

Pro forma loss from continuing operations in accordance with U.S. GAAP	(28)	(389)	(75)	(128)
Dividend requirements of preferred shares	1	1	1	2

Pro forma loss applicable to common shares in accordance with U.S. GAAP	(29)	(390)	(76)	(130)

Pro forma loss from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.13)	(1.70)	(0.33)	(0.57)
Diluted	(0.13)	(1.70)	(0.33)	(0.57)

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(b) Balance sheet adjustments
The following table presents the unaudited consolidated pro forma balance sheets under Canadian GAAP and U.S. GAAP:

	September 30		December 31		December 31
	2006		2005		2004
	(Unaudited)
	$	$	$	$	$	$
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Current assets
Cash and cash equivalents	617	612	629	628	606	605
Receivables	207	218	198	212	132	145
Inventories	561	556	646	641	654	650
Prepaid expenses	23	23	8	8	10	10
Income and other taxes receivable	20	20	15	15	17	17
Future income taxes	34	34	38	38	87	87

	1,462	1,463	1,534	1,542	1,506	1,514

Property, plant and equipment	3,004	3,035	3,252	3,285	3,828	3,875
Assets held for sale	24	24	—	—	—	—
Goodwill	6	23	6	23	6	108
Investments in joint ventures (7)	—	2	—	2	—	5
Other assets	278	240	292	286	242	219

	4,774	4,787	5,084	5,138	5,582	5,721

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	55	55	14	14	6	5
Trade and other payables	481	468	569	564	577	573
Income and other taxes payable	37	37	29	29	28	28
Long-term debt due within one year	2	1	2	1	8	8

	575	561	614	608	619	614

Long-term debt	1,905	1,896	2,051	2,040	1,862	1,850
Future income taxes	235	193	284	236	544	564
Other liabilities and deferred credits	233	392	265	458	280	282

Shareholders’ equity
Preferred shares	33	33	35	35	39	39
Common shares	1,787	1,787	1,783	1,783	1,775	1,775
Contributed surplus	14	14	13	13	10	10
Retained earnings (deficit)	214	214	239	255	642	766
Accumulated foreign currency translation adjustments	(222)	—	(200)	—	(189)	—
Accumulated other comprehensive income	—	(303)	—	(290)	—	(179)

	1,826	1,745	1,870	1,796	2,277	2,411

	4,774	4,787	5,084	5,138	5,582	5,721

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(c) Differences between Canadian GAAP and U.S. GAAP
Significant differences between Canadian and U.S. GAAP are described below.
(1) Pension plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.
Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income,” net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.
(2) Other employee future benefit plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.
(3) Revenue stream hedge
In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, Domtar elected to designate certain U.S. dollar denominated long-term debt as a hedge of its U.S. dollar revenue stream. Starting in the fourth quarter of 2004, this U.S. dollar denominated long-term debt was no longer designated as a hedge of future U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP was recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.
(4) Foreign currency hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales.”
(5) Commodity hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for commodity contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(c) Differences between Canadian GAAP and U.S. GAAP (continued)
(5) Commodity hedging contracts (continued)
Under Canadian GAAP, commodity contracts are not designated for hedge accounting, except for bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate.
(6) Interest rate swap contracts
Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the consolidated financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market; therefore, any fluctuations of the fair value are recorded to earnings.
(7) Joint ventures
Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net loss” or “Shareholders’ equity.”
(8) Acquisition of E.B. Eddy
The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.
In 2005, in conjunction with the closure and restructuring costs, Domtar recorded an additional $9 million write-down on property, plant and equipment created at the time of the E.B. Eddy acquisition under U.S. GAAP.
During the fourth quarter of 2005, Domtar conducted its annual impairment test on the goodwill recognized under U.S. GAAP. Accordingly, Domtar recorded an $65 million impairment loss related to the impairment of this goodwill. The impairment loss is attributable to the impact of sustained operating losses, mill closures and restructuring efforts. The fair value of the associated reporting units was determined using a combination of valuation methods including the expected present value of future cash flows.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(c) Differences between Canadian GAAP and U.S. GAAP (continued)
(9) Gains from discontinued operations
On January 1, 2002, Domtar adopted SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, the permanent closure of the St. Catharines, Ontario, paper mill in 2002 and the wood products remanufacturing facility in Daveluyville, Quebec and the hardwood lumber operations in Sault Ste. Marie, Ontario in 2003, qualify as discontinued operations. Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. These recommendations harmonize Canadian GAAP with U.S. GAAP.
(10) Long-term debt discount
Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.
(11) Foreign currency translation adjustments
Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Shareholders’ equity.”
(12) Comprehensive income
U.S. GAAP requires the disclosure of “Comprehensive income.” The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006.
(13) Consolidated cash flows
Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(d) Supplementary disclosures
(i) Pro forma comprehensive income and accumulated pro forma other comprehensive income
Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information is as follows:

	Nine months
	ended	Year ended	Year ended	Year ended
	September 30	December 31	December 31	December 31
	2006	2005	2004	2003
	(Unaudited)
	$	$	$	$
Pro forma comprehensive income
Pro forma loss from continuing operations in accordance with U.S. GAAP	(28)	(389)	(75)	(127)
Other comprehensive income
Additional minimum liability of defined benefit
pension plans, net of income tax of $43 million
(2005 - expense of $55 million; 2004 - recovery
of $16 million , 2003 - expense of $3 million )	16	(91)	27	(6)
Unrealized gains and losses on commodity hedging
contracts, net of income taxes of nil
(2005 - nil)	(1)	1	—	—
Unrealized gains and losses on foreign currency
hedging contracts, net of income taxes recovery
of $3 million (2005 - recovery of $5 million;
2004 - expense of $12 millions)	(6)	(10)	25	—
Foreign currency translation adjustments	(22)	(11)	(43)	(144)

Pro forma comprehensive income	(41)	(500)	(66)	(277)

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(d) Supplementary disclosures (continued)
(i) Pro forma comprehensive income and accumulated pro forma other comprehensive income (continued)

	September 30	December 31	December 31	December 31
	2006	2005	2004	2003
	(Unaudited)
	$	$	$	$
Accumulated pro forma other comprehensive income
Additional minimum liability of defined benefit pension plans	(90)	(106)	(15)	(42)
Unrealized gains on commodity hedging contracts	—	1	—	—
Unrealized gains on foreign currency hedging contracts	9	15	25	—
Foreign currency translation adjustments	(222)	(200)	(189)	(146)

Accumulated pro forma other comprehensive income	(303)	(290)	(179)	(188)

(ii) Impact of accounting pronouncements not yet implemented
Fair value measurements
In September 2006, FASB issued Statement No. 157, “Fair Value Measurements.” Statement 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Domtar is currently evaluating the effect that Statement 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of Statement 157 in fiscal 2008.
Accounting for defined benefit pension and other post retirement plans
In September 2006, FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R).” Statement 158 requires an employer to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position through comprehensive income. Statement 158 does not allow prior balance sheets to be adjusted and also requires an employer to measure the funded status of a plan as of the date of its year-end statement balance sheet. Domtar is currently evaluating the effect that Statement 158 will have on its financial position when Statement 158 is adopted in the fourth quarter of 2006.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Pro forma Financial Information for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Pro forma Financial Information for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003
(In millions of Canadian dollars, unless otherwise noted)
(ii) Impact of accounting pronouncements not yet implemented (continued)
Uncertainty in income taxes
In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.” Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Domtar is currently evaluating the effect that Interpretation 48 will have on its financial position and results of operations when the Interpretation is adopted in the first quarter of 2007.
Accounting for planned major maintenance activities
In September 2006, FASB issued Staff Position AUG AIR – 1, “Accounting for Planned Major Maintenance Activities.” The Staff Position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. Domtar currently uses the accrue-in-advance method to smooth planned major maintenance costs within years. Domtar is required to adopt the Staff Position in the first quarter of 2007 and will reflect major maintenance costs in the periods incurred for all interim periods presented after the effective date of the Staff Position.
Quantifying financial statement misstatements
In September 2006, Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” The Staff Accounting Bulletin requires registrants to quantify misstatements in current-year financial statements using both the balance sheet and income statement methods, commonly referred to as the iron curtain and rollover methods. Domtar is currently evaluating the effect that this Staff Accounting Bulletin will have on its financial position and results of operations when the Staff Accounting Bulletin is adopted in the fourth quarter of 2006.